U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
A.	Name of issuer or person filing (“Filer”): PPC Canada Enterprises Corp.
B.	(1) This is [check one]
     ☑ an original filing for the Filer
     ☐ an amended filing for the Filer
(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9).
C.	Identify the filing in conjunction with which this Form is being filed:
     Name of registrant: PPC Canada Enterprises Corp.
     Form type: Schedule 14D-1F
     File Number (if known): 005-79473
     Filed by: PPC Canada Enterprises Corp.
     Date Filed
     (if filed concurrently, so indicate): April 3, 2006
                                                            (concurrently with Schedule 14D-1F)
D.	The Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at
2500-700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

E.	The Filer designates and appoints Corporation Service Company (“Agent”), located at:
1090 Vermont Avenue NW
Washington, D.C 20005
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in
(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 14D-1F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Schedule 14D-1F relates has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Schedule 14D-1F, the securities to which the Schedule 14D-1F relates, and the transactions in such securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 3rd day of April, 2006.

Filer: PPC Canada Enterprises Corp.
By:	/s/ Eiji Kato
	Name:	Eiji Kato
	Title:	Chief Executive Officer and Director

     This statement has been signed by the following persons in the capacities and on the dates indicated.

Corporation Service Company, as Agent for Service of Process for PPC Canada Enterprises Corp.
/s/ Jacqueline N. Casper
By: Jacqueline N. Casper
Title:	Assistant Vice President

Date: April 3, 2006